The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus	Filed Pursuant to Rule 433
(To Prospectus dated February 10, 2009 and	Registration No. 333-145845
the Prospectus Supplement dated February 10, 2009)	June 10, 2009

US$[        ]

FLOATING RATE [CALLABLE] RANGE ACCRUAL NOTES DUE [            ]

Principal Amount:	US$	Issuer:	Barclays Bank PLC (Rated AA–/Aa3) *
Issue Price:		Series:	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	Original Issue Date:
Original Trade Date:		Maturity Date:	[ ]†, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:		Denominations:	Minimum denominations of US$[ ] and in integral multiples of US$[ ] thereafter.
ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention:

☐    Fixed Rate

☐    Regular Floating Rate

☐    Inverse Floating Rate (see page S-39 of the prospectus

        supplement for a description of inverse floating rate Notes)

☐    Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR		☐ LIBOR Designated LIBOR Page: Reuters: ☐ Prime Rate ☐ Treasury Rate ☐ Consumer Price Index (the “CPI”) Reference Month: ☐ Other (see description in this free writing prospectus)
Index Maturity:		Maximum Interest Rate:	For any Interest Period, the Inside Range Rate specified for that Interest Period under “Range Rates” below.
Spread:
Multiplier:		Minimum Interest Rate:	For any Interest Period, the Outside Range Rate specified for that Interest Period under “Range Rates” below.
[Initial Interest Rate:	[ % per annum]
[Floating Rate:	For each Interest Period, [ ], determined on the [Interest Determination Date] preceding the Interest Reset Date for that Interest Period.]
Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [                    ]: the Floating Rate applicable to that Interest Period [+/- [    ]%] (which for the first Interest Period is equal to the Initial Interest Rate)]

For each Interest Period [commencing on or after [                    ]], the interest rate per annum will be equal to the sum of:

(a)     the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and

(b)     the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.
†	At least 366 calendar days after the Original Issue Date.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is within the applicable Range—that is, above the applicable Lower Barrier and at or below the applicable Upper Barrier—divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Reference Rate for any day from and including the [                    ] Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such [                    ] Business Day prior to that Interest Payment Date.

Inside Range Rates and Outside Range Rates:	For Interest Periods commencing on or after:	Inside Range Rate (per annum)	Outside Range Rate (per annum)
		[[ ]%] [Floating Rate [+/-[ ]%]]	[[ ]%] [Floating Rate [+/- [ ]%]]
		[[ ]%] [Floating Rate [+/-[ ]%]]	[[ ]%] [Floating Rate [+/- [ ]%]]
Ranges:	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier
		%	%
		%	%
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Floating Rate Reset Date for that Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Floating Rate Reset Date:	For each Interest Period, the Interest Payment Date for the immediately preceding Interest Period
Floating Rate Determination Date:	For each Interest Reset Date, the [ ] Business Day prior to that Interest Reset Date
[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date commencing on [                    ], provided we give at least [                    ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

	Early Redemption Date	Early Redemption Price
[—]%
[—]%
[—]%
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to [ ]% of the principal amount of the notes, or $[ ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that the Issuer receives.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes for any Interest Period (after any initial Interest Periods for which the Floating Rate is payable) is dependent on whether, and the extent to which, the Reference Rate is within the applicable Range—above the applicable Lower Barrier and at or below the Upper Barrier—during a given Interest Period. For each calendar day in such an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period, the applicable Inside Range Rate will accrue; conversely, for each calendar day in such an Interest Period on which the Reference Rate is outside the relevant Range, the Outside Range Rate will accrue.

As a result, assuming an Inside Range Rate that is greater than the Outside Range Rate, if the Reference Rate is outside the applicable Range on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If the Reference Rate is outside the applicable Range on every calendar day in an Interest Period, then you will receive only the applicable Outside Range Rate for that Interest Period (and if the applicable Outside Range Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Reference Rate is outside the applicable Range on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Outside Range Rate for each Interest Period (and if the applicable Outside Range Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

In addition, because for a given Interest Period to which the Interest Rate Formula applies one or both of the Inside Range Rate and Outside Range Rate may be based on the Floating Rate reset on the related Interest Reset Date (the first day of each Interest Period), the Inside Range Rate and/or Outside Range Rate, as applicable, and therefore the maximum and/or minimum possible per annum interest rate for any such Interest Period may vary during the term of the Notes and be greater or less than the maximum and/or minimum possible per annum interest rate for preceding or succeeding Interest Periods.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue

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Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Floating Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, a value for the Reference Rate is determined, and that value is then evaluated relative to the Range applicable to that Interest Period (that is, whether the Reference Rate on that day is above the applicable Lower Barrier and at or below the Upper Barrier). Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the

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Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is within the applicable Range during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the Inside Range Rate and Outside Range Rate (where applicable).

For a given Interest Period to which the Interest Rate Formula applies, one or both of the Inside Range Rate and Outside Range Rate may be based on the Floating Rate reset on the related Interest Reset Date (the first day of each Interest Period), plus an additional percentage spread. As a result, the Inside Range Rate and/or Outside Range Rate, as applicable, and therefore the maximum and/or minimum possible per annum interest rate for any such Interest Period may vary during the term of the Notes and be greater or less than the maximum and/or minimum possible per annum interest rate for preceding or succeeding Interest Periods.

Step 3: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range, the Outside Range Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and

(b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

Assuming an Inside Range Rate that is greater than the Outside Range Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the Inside Range Rate for that Interest Period (determined as describe above), and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range, and could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 4: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. For purposes of these examples, we have assumed that for this Interest Period (a) the Outside Range Rate is 0.00% and (b) the Inside Range Rate is equal to a Floating Rate of 3-Month LIBOR + 0.50%, that 3-Month LIBOR for that Interest Period’s Interest Reset Date is equal to 2.00%, and therefore that the Inside Range Rate is equal to 2.50%. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Range	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
2.50%	90	100.00%	2.50%	0.63%	$6.30
2.50%	60	66.67%	1.67%	0.42%	$4.20
2.50%	30	33.33%	0.83%	0.21%	$2.10
2.50%	0	0.00%	0.00%	0.00%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Outside Interest Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Inside Range Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was outside the Range.
2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
3.	Interest payment amount equals the principal amount times the effective interest rate.

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Example 1: If the value of the Reference Rate is within the applicable Range on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 100%, or 1.0. In this case, the Inside Range Rate of 2.50% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 2.50%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $6.30 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.50% x (90/360) = 0.63%

Interest Payment = $1,000 x 0.63% = $6.30

Example 2: If the value of the Reference Rate is outside the applicable Range on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 0%, or 0.0. In this case, the Outside Range Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the applicable Range on 33.33% of the calendar days in the relevant Interest Period, but outside the Range on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the Inside Range Rate of 2.500% would accrue for 33.33% of the days in that Interest Period, while the Outside Range Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 0.83%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (2.50% x 0.3333) + (0.00% x [1 – 0.3333]) = 0.83%

Based on the per annum Interest Rate for the relevant Interest Period determined per the above, you would receive an interest payment of $2.10 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 0.83% x (90/360) = 0.21%

Interest Payment = $1,000 x 0.21% = $2.10

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director – Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

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If the Notes are not as described under the heading “—Variable Rate Debt Instrument” below and have a term in excess of one year, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

FWP–5

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–6

US$

BARCLAYS BANK PLC

FLOATING RATE [CALLABLE] RANGE ACCRUAL NOTES DUE

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)